UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Sportradar Group AG (“Sportradar” or the “Company”) is a global leader in sports data, content and integrity services, operating within a highly regulated international environment. Founded in 2001, we are the trusted technology partner to 400 leagues and federations and more than 800 bookmakers and 900 media operators, covering over one million events every year. For more than four years as a public company, and for more than two decades before that, Sportradar has built its business on a foundation of licensing, compliance and legitimacy.

As a global multifaceted business, we place integrity, transparency and professionalism at the heart of everything we do. In order to maintain the respect and trust of our stakeholders - including our sports partners, our clients, our regulators and our employees - and to ensure the long-term vitality of our industry - it is crucial we conduct our business in a manner that upholds these high standards. This is the operating principle that governs how we build product and innovate, onboard clients, train our people, and engage with regulators. For 25 years, Sportradar has maintained regulatory licenses in jurisdictions across the globe. Today we hold more than 130 supplier licenses, or its equivalent, worldwide.

We are aware of recent efforts by certain self-interested third-parties to publish sensationalized reports designed to drive down the Company’s stock price for their own financial benefit and at the expense of Sportradar’s long-term investors. Unfortunately, these actors thrive on misinformation and repackaging historical allegations to serve their desire to drive downward stock price movement. The Company will not tolerate efforts to manipulate its securities and it takes very seriously its obligations to its stockholders. To be clear, the Company maintains a robust compliance framework with oversight from its board of directors that is designed to assist the Company, and its officers, in navigating the complex business and regulatory landscape.

Sportradar employs a rigorous Know-Your-Client (“KYC”) process. We maintain a strict policy of working with licensed operators, and our contracts require clients to obtain all necessary licenses and to notify us of any changes in their licensing status. Sportradar is committed to taking all reasonable steps to ensure its products and services are delivered in accordance with applicable laws and regulations. This applies regardless of whether the client holds a local license or an offshore license from a nation such as Anjouan or Curaçao, provided that those licenses are used in jurisdictions where they are acceptable and the operator conducts its activities in accordance with applicable local laws and regulations. The existence of offshore licensing regimes is a feature of the global gaming landscape and is governed by sovereign jurisdictions. Customers meeting certain risk-based thresholds are subject to various due diligence procedures, which include, but are not limited to:

•	KYC identification and verification;
•	Verification of ownership and control, including ultimate beneficial ownership;
•	License verification against issuing regulators;
•	Verification of corporate status through official registry extracts and corporate filings; and
•	Screening against global sanctions lists, politically exposed persons databases, and adverse-media sources.

In addition, Sportradar continuously audits sportsbooks for potential IP infringement and unauthorized use of its data. The Company also conducts ongoing screening against applicable sanctions and law-enforcement watchlists to identify potential breaches. Appropriate action is taken promptly where issues are detected.

Sportradar does not tolerate illegal operations or engagement with operators that are known sources of illegal activities, including criminal misconduct. Sportradar thus employs proactive measures to continuously assess risk, irrespective of licensing jurisdiction, to support the business. The team is further overseen by dedicated legal, compliance and risk personnel.

Sportradar publicly announced its suspension of all new investments in Russia immediately following the outbreak of war with Ukraine. Consistent with this position, we engage in routine reviews of the Company’s existing customer base to determine whether any may have subsequently been subject to sanctions and adverse-media lists.1 We continue to comply with all applicable international sanctions regimes, including those administered by OFAC, the European Union, the United Kingdom and Switzerland, and we have designed our onboarding, screening and payment controls accordingly.

Sportradar is a B2B Supplier. The Company does not sell to individual consumers, nor does it control any player funds, and thus the Company does not engage in any KYC with respect to individual players. Instead, Sportradar provides services to licensed operators, B2B providers and media organizations - who in turn serve their own end users under their own licenses and legal obligations, as applicable, in accordance with their own regulators’ rules. This is the established legal structure and commercial architecture that governs the global industry, including every major B2B supplier.

Within this B2B structure, three distinct scenarios routinely generate the appearance of a "Sportradar footprint" on a third-party website - only one of which reflects a Sportradar contract with that website:

(a) Direct, licensed B2C customers. These are operators that Sportradar has contracted with directly, following risk-based due diligence. They are required to hold valid license(s) and are contractually bound to use Sportradar products only in accordance with their license(s) and applicable law.

(b) Licensed B2B-to-B2B distribution. In many cases, Sportradar's direct customer is itself a licensed B2B supplier (including aggregators) that redistributes data and content to its own downstream operator customers under its own license. In that scenario, the onus of downstream KYC, licensing verification and jurisdictional compliance sits with the licensed B2B partner - not with Sportradar, which has no contractual relationship with the ultimate downstream operator. Sportradar’s contract with the B2B supplier requires it provide Sportradar content only in accordance with applicable laws and regulations.

(c) Pirated or unauthorised feeds. Sports data is a heavily pirated digital product across the globe. Operators - particularly unlicensed ones - routinely, acquire feeds nefariously, reverse-engineer visible client identifiers, and pass that content off as their own. Sportradar actively invests in IP-protection, anti-piracy monitoring and enforcement, and continuously audits the internet to detect breaches and unauthorised usage of data. As soon as a potential breach is detected, action is taken.

1 The Company previously disclosed that more than a decade ago, its Chief Executive Officer, Carsten Koerl, made a passive, minority investment in a company that owned a Russian sportsbook. He held no management role, board seat or operational authority in that business. He divested his interests in that entity in its entirety upon the outbreak of the war. He is not affiliated with any Russian operator. These matters were disclosed and resolved.

Unfortunately, a client identifier visible in page source code, or a widget loader detected by a third-party scanner, cannot by itself distinguish between (a), (b) and (c). As a result, Sportradar’s risk disclosures with the SEC have emphasized that it has revenue indirectly derived from jurisdictions where we, or clients, are not required to hold a license or where limited regulatory framework exists, and the approach to regulation is subject to uncertainties.

As the regulatory landscape has matured (with major markets such as Brazil moving from grey to fully regulated), the scope of that disclosure has evolved along with the industry, as any investor reading the Company’s annual report can plainly see.

Sportradar marketing and sales practices support compliance framework. Sportradar’s engagement with prospective operators at trade shows and conferences around the world, including those persons that express interest in jurisdictions that do not presently (but may at some point) permit gaming business, reflect the dynamic nature of tradeshow discussions. We continue to review and improve our marketing efforts and reiterate that Sportradar is committed to compliance: from an initial conversation about a potential business opportunity through the execution of a binding agreement, the Company engages in various compliance-focused reviews, documentation, and confirmations with a prospective client. These include:

•	Commercial qualification and KYC/UBO verification
•	License verification against regulatory registers
•	Sanctions, PEP, and adverse-media screening
•	Product eligibility assessment against license scope
•	Legal negotiation of compliance covenants and audit rights
•	Executive approval for material contracts
•	Technical onboarding with IP whitelisting and geo-blocking
•	Ongoing post-launch monitoring and re-screening

Sportradar is a proud participant at numerous trade shows and conferences around the world. Attendance at such events provides the Company with the opportunity to interact with various businesses and persons with wide ranging interests and business needs, while allowing the Company to demonstrate its expertise.

The Company takes compliance matters seriously.

Sportradar is committed to promptly identifying, investigating, and remediating compliance risks. In addition, Sportradar consistently evaluates complaints from stockholders, customers, and third parties as they arise, and works with internal and external advisors to make necessary revisions. The Company reiterates that integrity and professionalism are core to the Company’s business and shall continue to operate transparently as it continues to grow the business and increase long-term shareholder value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2026

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name: Michael C. Miller
Title: Chief Legal Officer